				Exhibit 12.2

KANSAS CITY POWER & LIGHT COMPANY

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Three Months Ended
	March 31
	2010	2009	2008	2007	2006	2005
	(millions)
Income from continuing operations	$19.2	$128.9	$125.2	$156.7	$149.3	$151.5

Add
Taxes on income	7.6	46.9	59.8	59.3	70.3	48.0
Kansas City earnings tax	0.2	0.2	0.5	0.5	0.5	0.5
Total taxes on income	7.8	47.1	60.3	59.8	70.8	48.5

Interest on value of leased property	1.4	6.0	3.3	3.9	4.1	6.2
Interest on long-term debt	29.5	110.4	79.3	54.5	55.4	56.7
Interest on short-term debt	0.7	5.3	15.2	20.3	8.0	3.1
Other interest expense and amortization (a)	(0.7)	0.3	1.4	6.8	3.2	3.6

Total fixed charges	30.9	122.0	99.2	85.5	70.7	69.6

Earnings before taxes on
income and fixed charges	$57.9	$298.0	$284.7	$302.0	$290.8	$269.6

Ratio of earnings to fixed charges	1.87	2.44	2.87	3.53	4.11	3.87

(a)	On January 1, 2007, Kansas City Power & Light Company elected to make an accounting policy change to recognize interest related to uncertain tax positions in interest expense.